UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)

Electronic Systems Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

285848107
(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to: Elisabeth Polizzi Oertle, Esq. Davis Graham & Stubbs LLP 1550 Seventeenth Street, Suite 500 Denver, Colorado 80202 (303) 892-9400

May 28, 2014
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), Rule 13d‑1(f) or Rule 13d‑1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d‑7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285848107	Schedule 13D	Page 2 of 6

1.	NAMES OF REPORTING PERSONS. EDCO PARTNERS LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,188,323
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,188,323
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,188,323
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23% [1]
14.	TYPE OF REPORTING PERSON PN

1 Based on 5,158,667 shares of Common Stock issued and outstanding as of June 30, 2014.

CUSIP No. 285848107	Schedule 13D	Page 3 of 6

1.	NAMES OF REPORTING PERSONS. Vern Kornelsen, individual, as General Partner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,188,323
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,188,323
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,188,323
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23% [1]
14.	TYPE OF REPORTING PERSON IN

1 Based on 5,158,667 shares of Common Stock issued and outstanding as of June 30, 2014.

CUSIP No. 285848107	Schedule 13D	Page 4 of 6

Item 1.                                        Security and Issuer.
This Schedule 13D/A relates to the acquisition of beneficial ownership of Common Stock, $0.001 par value per share (the "Common Stock") of Electronic Systems Technology, Inc. (the "Issuer"), whose principal place of business is located at 415 N. Quay St. Bldg B1 Kennewick WA 99336.
Item 2.                                        Identity and Background.
(a)	The persons filing this statement (collectively, the "Reporting Persons") are:
i.	EDCO Partners LLLP ("EDCO"); and
ii.	Vern Kornelsen, an individual, as general partner of EDCO.
(b)	The business address of each of the Reporting Persons is 4605 S. Denice Drive, Englewood, Colorado 80111.
(c)	The principal business of EDCO consists of acquiring shares of capital stock to be held for long-term investment.
(d)	The principal business of Mr. Kornelsen consists of performing the functions of, and serving as general partner of EDCO.
(e)
During the last five years, no Reporting Person has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Kornelsen is a United States citizen.
Item 3.                                        Source and Amount of Funds or other Consideration.
Between May 28, 2014 and June 2, 2014, EDCO used capital contributions of its limited partners to make the following purchases of the Issuer's Common Stock in a series of open-market transactions:
•	On May 28, 2014, EDCO purchased 312,500 shares at a price of $0.40 per share, for an aggregate purchase price of $125,000.
•	On May 29, 2014, EDCO purchased 150,000 shares at a price of $0.40 per share, for an aggregate purchase price of $60,000.
•	On May 30, 2014, EDCO purchased 289,700 shares at a price of $0.40 per share, for an aggregate purchase price of $115,880.
•	On June 2, 2014, EDCO purchased 15,200 shares at a price of $0.40 per share, for an aggregate purchase price of $6,080.
Prior to May 28, 2014, EDCO held 420,923 shares of the Issuer's Common Stock, acquired in transactions previously reported on beneficial ownership reports on Schedule 13D.

CUSIP No. 285848107	Schedule 13D	Page 5 of 6

Item 4.                              Purpose of Transaction.
The Reporting Persons purchased securities of the issuer for investment purposes.
Except as otherwise disclosed herein, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.
On June 6, 2014, Mr. Kornelsen was elected to the board of directors of the Issuer.
Item 5.	Interest in Securities of the Issuer.
(a)        Based on 5,158,667 shares of the Issuer's Common Stock outstanding, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer for the quarter ended June 30, 2014, EDCO beneficially owned 1,188,323 shares of Common Stock as of October 15, 2014, constituting approximately 23% of the total outstanding Common Stock of the Issuer, over which EDCO has sole voting and dispositive power. EDCO is controlled by its sole general partner, Vern D. Kornelsen, who exercises sole voting and dispositive power over all the shares of Common Stock held by EDCO.  As a result, Mr. Kornelsen may be deemed to beneficially own all 23% shares of Common Stock owned by EDCO.
(b)            Other than as described in Item 3 above, the Reporting Persons have not effected any transactions in the Issuer's securities within the past 60 days.
(c)            Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons' securities.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.
Item 7.                    Material to Be Filed as Exhibits.
None.

CUSIP No. 285848107	Schedule 13D	Page 6 of 6

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 16, 2014

EDCO PARTNERS LLLP
By: /s/ Vern D. Kornelsen
Name: Vern D. Kornelsen Title: General Partner

/s/ Vern D. Kornelsen
Vern D. Kornelsen